UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release

19 July 2012

PEARSON TO ACQUIRE AUTHOR SOLUTIONS, INC FOR $116m

PENGUIN TAKES LEADING POSITION IN FAST-GROWING SELF-PUBLISHING MARKET

Pearson, the world's leading learning company, is today announcing the acquisition of Author Solutions, Inc (ASI) from Bertram Capital for $116 million in cash.

Formed in 2007, ASI is now the world's leading provider of professional self-publishing services. It has enabled 150,000 authors to publish, market and distribute more than 190,000 books in print and electronic formats and benefits from several powerful growth trends including user-generated content, eBooks and digital publishing and marketing technologies.

Self-publishing is a rapidly growing segment of the consumer books market. According to Bowker, 211,000 titles were self-published in 2011 in either print or digital form, an increase of almost 60% on 2010. The self-publishing sector has also become an important source of talent and content for the publishing industry, producing several bestselling authors including Lisa Genova, John Locke, Darcie Chan, Amanda Hocking, Bronnie Ware and E.L. James.

The acquisition gives Penguin a leading position in this fast-growing segment of the publishing industry and brings significant opportunity for the two companies to collaborate. Penguin will gain access to ASI's expertise in online marketing, consumer analytics, professional services and user-generated content. ASI will benefit from Penguin's design, editorial and sales skills, and its strong international presence as it looks to expand outside the US.

Penguin's chief executive John Makinson said: "Self-publishing has moved into the mainstream of our industry over the past three years. It has provided new outlets for professional writers, a huge increase in the range of books available to readers and an exciting source of content for publishers such as Penguin. No-one has captured this opportunity as successfully as Author Solutions, which has rapidly built a position of world leadership on a platform of outstanding customer support and tailor-made publishing services. This acquisition will allow Penguin to participate fully in perhaps the fastest-growing area of the publishing economy and gain skills in customer acquisition and data analytics that will be vital to our future."

In 2011 Author Solutions generated revenues of approximately $100m, growing at an average annual rate of 12% over the past three years. Its business is split broadly evenly across three key areas: publishing, marketing and distribution services, with revenues generated primarily from services to authors.

The company has approximately 1,600 employees, located primarily in Bloomington, Indiana and Cebu City, the Philippines. Pearson will be expensing integration costs relating to Author Solutions in 2012 and expects the acquisition to enhance adjusted earnings per share and to generate a return on invested capital above Pearson's weighted average cost of capital from 2013, its first full year. Author Solutions will be integrated into Penguin's back office and technology infrastructure but will continue to be run as a separate business.

Kevin Weiss, Chief Executive of ASI, said: "Over the past 75 years, Penguin has demonstrated a commitment to bold and fresh thinking in the publishing industry. We are thrilled to be a part of its vibrant culture, and look forward to accelerating the pace of change the industry is experiencing. As part of Penguin, we will be on the front-end of that change and have the broadest set of offerings of any publisher today. That means more opportunity for authors and more choice for readers."

ENDS

For more information:

Pearson:
Luke Swanson/ Charles Goldsmith/ Simon Mays-Smith                                                                  +44 (0)20 7010 2310

Penguin UK:
Becca Sinclair                                                                                                                                          + 44 (0)20 7010 4279

Penguin US:
Erica Glass                                                                                                                                               +1 (212) 366 2951

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 19 July 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary